Exhibit 99.1

Deciphera Pharmaceuticals, Inc. and Zai Lab Limited Announce an Exclusive License Agreement for Ripretinib in Greater China

- Zai Lab to Lead the Development and Commercialization of Ripretinib in Greater China -

- Deciphera To Receive $20 Million Upfront Cash Payment, up to $185 Million in Potential Future Milestones and Royalties -

- Deciphera Intends to Expand Ripretinib Development Program in Gastrointestinal Stromal Tumors (GIST) by Potentially Adding China Sites to the Ongoing Global Phase 3 INTRIGUE Study -

Waltham, MA and Shanghai, China– June 11, 2019 – Deciphera Pharmaceuticals, Inc. (NASDAQ:DCPH), a clinical-stage biopharmaceutical company focused on addressing key mechanisms of tumor drug resistance, and Zai Lab Ltd. (NASDAQ: ZLAB), a China and U.S.-based innovative biopharmaceutical company, today announced an exclusive license agreement to advance the development and commercialization of ripretinib in Greater China (mainland China, Hong Kong, Macau and Taiwan). Discovered and developed by Deciphera, ripretinib is an investigational, oral, kinase switch control inhibitor in clinical development for the treatment of GIST and other solid tumors driven by KIT or PDGFRα.

Under the terms of the agreement, Deciphera will receive an upfront cash payment of $20 million and will be eligible to receive up to $185 million in potential development and commercial milestone payments. In addition, Zai Lab would pay Deciphera royalties from low to high teens on annual net sales of ripretinib in Greater China. Zai Lab receives exclusive regional development and commercialization rights for ripretinib in Greater China. Zai Lab plans to leverage its regulatory and clinical expertise to lead development of ripretinib in this territory. Deciphera intends to expand the ongoing global Phase 3 INTRIGUE study, comparing ripretinib to sunitinib in second-line GIST patients, and is currently assessing the addition of clinical trial sites in China.

“We believe Zai Lab is the ideal partner for the development and potential commercialization of ripretinib in Greater China,” said Steve Hoerter, President and Chief Executive Officer of Deciphera. “Zai Lab’s strong track record of rapidly progressing the development of innovative product candidates will be a major asset in accelerating the development of ripretinib in this area of the world. We are excited to be working with Zai Lab to potentially offer patients in Greater China what we believe is a much needed therapeutic option for the treatment of GIST.”

“We are very pleased to enter into this exclusive agreement for ripretinib and look forward to partnering with Deciphera to potentially bring ripretinib to GIST patients in Greater China,” said Dr. Samantha Du, Chairman and Chief Executive Officer of Zai Lab. “Based on encouraging clinical data reported to-date, we believe ripretinib, if approved, could alter the treatment landscape for GIST patients. Ripretinib has strong clinical and commercial synergies with our existing pipeline of late stage gastrointestinal cancer programs. We are committed to working with Deciphera to expand the global effort to bring this important potential therapy to patients.”

“Each year in China, approximately 30,000 patients are newly diagnosed with GIST, and an estimated 100,000 GIST patients are currently under treatment,” said Dr. Lin Shen, Head of the Chinese Society of Clinical Oncology GIST Expert Committee and Vice President of Clinical Oncology at Beijing Cancer Hospital. “There are significant unmet medical needs in GIST treatment especially for refractory patients after imatinib therapy. Based on preliminary data, I believe that ripretinib has a promising efficacy and safety profile that, if approved, could make it a good potential option for GIST patients.”

About Ripretinib

Ripretinib is an investigational KIT and PDGFRα kinase switch control inhibitor in clinical development for the treatment of KIT and/or PDGFRα-driven cancers, including GIST, systemic mastocytosis, or SM, and other cancers. Ripretinib was specifically designed to improve the treatment of GIST patients by inhibiting a broad spectrum of mutations in KIT and PDGFRα. Ripretinib is a KIT and PDGFRα inhibitor that blocks initiating and secondary KIT mutations in exons 9, 11, 13, 14, 17, and 18, involved in GIST as well as the primary D816V exon 17 mutation involved in SM. Ripretinib also inhibits primary PDGFRα mutations in exons 12, 14 and 18, including the exon 18 D842V mutation, involved in a subset of GIST.

About Deciphera Pharmaceuticals

Deciphera Pharmaceuticals (NASDAQ: DCPH) is a clinical-stage biopharmaceutical company focused on improving the lives of cancer patients by tackling key mechanisms of drug resistance that limit the rate and/or durability of response to existing cancer therapies. Our small molecule drug candidates are directed against an important family of enzymes called kinases, known to be directly involved in the growth and spread of many cancers. We use our deep understanding of kinase biology together with a proprietary chemistry library to purposefully design compounds that maintain kinases in a “switched off” or inactivated conformation. These investigational therapies comprise tumor-targeted agents designed to address therapeutic resistance causing mutations and immuno-targeted agents designed to control the activation of immunokinases that suppress critical immune system regulators, such as macrophages. We have used our platform to develop a diverse pipeline of tumor-targeted and immuno-targeted drug candidates designed to improve outcomes for patients with cancer by improving the quality, rate and/or durability of their responses to treatment.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Availability of Other Information About Deciphera Pharmaceuticals

Investors and others should note that Deciphera Pharmaceuticals communicates with its investors and the public using its company website (www.deciphera.com), including but not limited to investor presentations and scientific presentations, Securities and Exchange Commission filings, press releases, public conference calls and webcasts. The information that Deciphera Pharmaceuticals posts on these channels and websites could be deemed to be material information. As a result, Deciphera Pharmaceuticals encourages investors, the media and others interested in Deciphera Pharmaceuticals to review the information that it posts on these channels, including Deciphera Pharmaceuticals’ investor relations website, on a regular basis. This list of channels may be updated from time to time on Deciphera Pharmaceuticals' investor relations website and may include other social media channels than the ones described above. The contents of Deciphera Pharmaceuticals' website or these channels, or any other website that may be accessed from its website or these channels, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding our expectations regarding our license with Zai Lab, future development and potential commercialization of ripretinib in the Greater China territory and the potential payments we may receive therefrom, and the potential for ripretinib and our other drug candidates based on our kinase switch control inhibitor platform to provide clinical benefit and treat cancers such as GIST and other possible indications, enrollment for our INTRIGUE pivotal Phase 3 study, including, without limitation, the potential for and expectations with respect to opening China sites and enrolling China patients and estimates of China GIST patients. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to our ability to derive the benefits and mitigate the risks of any licensing transaction, the ability of our licensee to execute a successful development and potential commercialization of ripretinib in Greater China, our plans and ability to expand our INTRIGUE study, successfully open sites and enroll patients in China, the inherent uncertainty in estimating the number of target patient populations, including without limitation GIST patients in China, the delay of any current or planned clinical studies or the development of our drug candidates, including ripretinib, rebastinib, and DCC-3014, our advancement of multiple early-stage and later-stage efforts, our ability to successfully demonstrate the efficacy and safety of our drug candidates including in later-stage studies, the preclinical and clinical results for our drug candidates, which may not support further development of such drug candidates, our efforts to scale up and manage drug product manufacturing, our ability to implement commercial readiness, actions of regulatory agencies, any or all of which may affect the initiation, timing and progress of clinical studies and other risks identified in our SEC filings, including our Quarterly Report on Form 10-

Q for the quarter ended March 31, 2019, and subsequent filings with the SEC. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent our views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. We explicitly disclaim any obligation to update any forward-looking statements.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab. All statements, other than statements of historical fact, included in this press release are forward-looking statements, and are identified by words such as "anticipates", “believes”, "expects", “plan” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

Contacts:
Company:

Christopher J. Morl, Chief Business Officer

Deciphera Pharmaceuticals, LLC

cmorl@deciphera.com

781-209-6418

Investor Relations:
Jen Robinson

Deciphera Pharmaceuticals, Inc.
jrobinson@deciphera.com

781-906-1112

Media:
Gina Nugent, The Yates Network
gina@theyatesnetwork.com
617-460-3579

Zai Lab:

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Nancie Steinberg / Robert Flamm

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 318 / 364, nsteinberg@burnsmc.com / rflamm@burnsmc.com

Investors: Lee Roth

Burns McClellan, on behalf of Zai Lab

212-213-0006, ext. 331, lroth@burnsmc.com